McAfee Inc.	5000 Headquarters Drive Plano, Texas 75024	800.338.8754 main www.mcafee.com
August 26, 2008
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Kathleen Collins

Re:	McAfee, Inc. (the “Company”) Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007 Filed February 27, 2008 and April 29, 2008, respectively Form 8-K Filed July 31, 2008 File No. 001-31216
Ladies and Gentlemen:
     We are in receipt of the Staff’s comments set forth in its letter dated August 5, 2008 relating to the above-referenced filings. We are working to prepare our responses to those comments. We currently anticipate responding to those comments by September 12, 2008.
     If you have any questions about this letter, please do not hesitate to contact me at 972-987-2492 or Jared Ross at 972-963-7944.

Sincerely,
/s/ Robin Bradford
Senior Director Corporate Securities

cc:	Dave DeWalt, McAfee, Inc.
   Chief Executive Officer and President
Rocky Pimentel, McAfee, Inc.
   Chief Operating Officer and Chief Financial Officer
Mark Cochran, McAfee, Inc.
Executive Vice President and General Counsel